December 3, 2018

VIA EDGAR

Mr. Frank Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus N.V.

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 30, 2018

Form 6-K for the Six-Month Period Ended June 30, 2018

Filed August 10, 2018

File No. 001-37773

Dear Mr. Wyman:

We are transmitting this letter in response to comments received by Merus N.V., a Dutch public company with limited liability (“Merus” or the “Company”), from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated November 1, 2018 with respect to the Company’s Annual Report on Form 20-F filed on April 30, 2018 and the Company’s Report on Form 6-K filed on August 10, 2018. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s response.

1.

We acknowledge the information provided in your response. Please address the following for us so we may further evaluate your accounting treatment for the Incyte collaboration and license and share subscription agreements.

•

You accounted for the agreements as a single contract based on the criteria youdiscussed on page 2 of your response. Clarify for us whether you deemed the forward contract to be a free-standing derivative or an embedded derivative and your basis thereof.

•

Explain to us why the deferred revenue recorded in the forward contract was included in the transaction price of the collaboration and license agreement instead of being accounted for separately in connection with the derivative under IAS 39.

•

Provide us an analysis that supports your initial valuation of the forward contract, which amounted to $32.6 million at December 20, 2016. If this amount includes an amount for the difference between the market price of your stock at December 20, 2016 and the price agreed to be paid by Incyte, provide us an analysis supporting your measurement and classification as a forward contract (asset) and deferred revenue for this difference at December 20, 2016.

•	Explain to us how you calculated the changes in fair value through December 31, 2016 and through January 23, 2017, when the forward contract was settled and the shares sold to Incyte.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that on December 20, 2016, the Company entered into a collaboration and license agreement and a share subscription agreement (the “Incyte Agreements”) with Incyte Corporation (“Incyte”). Under the share subscription agreement signed on December 20, 2016, Incyte agreed to purchase, after the waiting period as per the Hart-Scott Rodino Act, 3.2 million of the Company’s common shares at a price per share of $25.00, for an aggregate purchase price of $80.0 million.

Freestanding Derivative vs. Embedded Derivative

As noted in the Company’s letter to the Staff dated September 25, 2018, in accordance with both International Financial Reporting Standard (“IFRS”) 15 and International Accounting Standard (“IAS”) 18, the Company linked the Incyte Agreements for accounting purposes and analyzed them as combined contracts under paragraph 13 of IAS 18 and paragraph 17 of IFRS 15. One component of the combined contracts (or the license and collaboration agreement) is measured and recognized under the revenue standards (IAS 18 and IFRS 15) and the other component (or the share subscription agreement) under the financial instruments standards (IAS 32 and IAS 39). As the share subscription agreement was denominated in a foreign currency (U.S. dollars) other than the Company’s functional currency (euro), the Company determined that the “fixed-to-fixed” requirement was not met and, as a result, the whole share subscription agreement to sell its common shares at a future date did not qualify as equity instrument under IAS 32 but qualified as a forward contract or derivative under IAS 39.

Although the forward contract was linked for allocation purposes with the license and collaboration agreement, it was deemed a freestanding derivative since it was embodied in a separate, enforceable legal agreement and met all three criteria set forth in paragraph 9 of IAS 39:

a)	The value of the forward contract changed in response to the changes in the price of the Company’s common shares listed on the Nasdaq Global Market.

b)	The forward contract required no initial net investment as no cash was paid under the terms of the subscription agreement.

c)	The forward contract would be settled at a future date, when the stock subscription agreement became effective.

The Company also evaluated whether the forward contract should have been treated as an embedded derivative that required bifurcation from the host contract. As the Incyte Agreements are linked under the revenue standards but not considered a single host contract, and the economic characteristics and risks of the forward contract are closely related to the economic characteristics and risks of the share subscription agreement, the requirements of paragraph 11 of IAS 39 were not met.

Transaction Price of the Collaboration and License Agreement

As noted above, the Company accounted for the share subscription agreement as a financial instrument in accordance with IAS 32 and IAS 39 and for the collaboration and license agreement in accordance with IAS 18 and IFRS 15.

Typically, freestanding derivatives must be measured at inception at fair value in the statement of financial position, with subsequent changes in fair value being accounted for through profit or loss. As discussed below, the positive fair value of the forward contract was estimated to be $32.6 million (or €31.4 million) at December 20, 2016.

The Company concluded that, at inception, following the linked transactions guidance, no gain should be recognized through profit or loss. As noted in the Company’s letter to the Staff dated September 25, 2018, the share subscription agreement and collaboration and license agreement were concurrently negotiated with a single commercial objective and the parties would not have agreed to the terms of the share subscription agreement without also agreeing to the terms of the collaboration and license agreement and vice versa. On December 20, 2016, the price of the Company’s common shares on the Nasdaq Global Market was $14.15 (the intraday prices ranged between $13.13 and $14.71) and the purchase price in the share subscription agreement was set at $25.00 per share. Incyte agreed to pay a premium on the Company’s common shares under the share subscription agreement since it would also receive a license to the Company’s technology and the economic substance of the agreement has been that the premium on the common shares was considered part of the consideration for the license and collaboration agreement, in addition to $120.0 million in non-refundable upfront fee to be paid under the collaboration and license agreement.

The Company considered an example on linked transactions in KPMG’s Insights into IFRS 2016/2017 (sections 4.2.30.30 through 4.2.30.40) and noted that this is in line with paragraph 7 of IFRS 15. The form and contents of the contract may not always correspond with performance and revenue recognition. Linked transactions are analyzed together as one arrangement but may contain separately identifiable components. Therefore, based on the example provided in KPMG’s Insights into IFRS 2016/2017 and paragraph 7(a) of IFRS 15, at inception on December 20, 2016, the Company concluded it was reasonable for the linked Incyte Agreements to include the positive fair value of the forward contract (asset) as part of the consideration and transaction price for the Company’s technology. Because the standalone selling price of the license and joint steering committee (“JSC”) services to be provided under the license and collaboration agreement was not based on data from observable markets, the Company did not believe it was appropriate to record a day one gain of $32.6 million for the derivative. However, as the derivative did not qualify as equity, it was subsequently accounted for at fair value through profit or loss from December 20, 2016 through January 2017 under IAS 39. The share premium resulting from the issuance of the shares was based on the share price at the execution date in January 2017, resulting in a credit to the share premium account of $78.6 million, as noted in the Company’s letter to the Staff dated September 25, 2018.

The Company believes this accounting best reflects the economics of the transactions since it achieves the same outcome as if the parties had agreed to sell and transfer control of the Company’s common shares to Incyte at the market at inception and correspondingly increased the fee under the license and collaboration agreement.

Since the control of the license to the Company’s technology was not transferred to Incyte in 2016, no deferred revenue was amortized and no revenue was recognized in the statement of profit or loss and comprehensive loss for the twelve months ended December 31, 2016.

Initial Valuation of the Forward Contract at December 20, 2016 and Changes in Fair Value through December 31, 2016 and through January 23, 2017

Under IAS 39, all financial instruments are measured initially by reference to their fair value, which is normally the transaction price, that is, the fair value of the consideration given or received. However, this will not always be the case. In some circumstances the consideration given or received may not necessarily be the financial instrument’s fair value.

The net fair value of the forward contract at inception typically is zero since the fair values of the rights and obligations are often equal. However, at inception, the fair value of the Company’s obligation did not equal the fair value of the Company’s right. The terms of the forward contract were substantially above market and market participants would not have agreed to such terms in an orderly transaction unless additional consideration was exchanged between the parties. As noted above, Incyte agreed to pay a premium on the common shares to get access to the Company’s technology. As a result, the Company did not measure the fair value of the forward contract by reference to its transaction price but, instead, used a third-party pricing service based on the Bloomberg calculator.

The fair value of the forward contract in accordance with IFRS 13 was estimated to be $32.6 million, $12.5 million and $1.2 million at December 20, 2016, December 31, 2016 and January 23, 2017, respectively, and primarily reflected: (i) the difference between the market price of the Company’s common shares at the above measurement dates and the price of $25 per share contractually agreed to be paid by Incyte; (ii) an adjustment for time value of money; (iii) expected volatility; and (iv) a foreign exchange impact between the euro and U.S. dollar.

2.

You state on page 6 that the substance of the arrangement with Incyte is to collaborate on the development and commercialization of up to 11 bispecific antibody programs, and the Company retains significant risks and rewards of ownership and continues to earn additional revenues based on the performance of its platform technology not only during the research and development phase but also during the commercialization phase. Please explain to us your consideration of the risks borne by the Company and its performance obligations, as previously determined under IAS

18, in your adoption of IFRS 15. In addition, describe for us why your performance obligations with respect to the managerial involvement during the commercialization phase, as determined under IAS 18, did not impact your identification of performance obligations, as determined under IFRS 15.

IFRS 15 introduced a standardized five-step model to recognize revenue earned from customer contracts, which includes, among others, identification of performance obligations and recognizing revenue when, or as, the Company satisfies such performance obligations. IAS 18 considers different revenue recognition criteria – it does not require an entity to rigorously identify the enforceable rights and obligations of the parties or the distinct goods and services promised but instead focuses on economic benefits, risks and rewards of ownership and on continuing managerial involvement during the term of the arrangement.

Merus and Incyte agreed to collaborate with respect to the research, discovery and development of bispecific antibodies utilizing Merus’ proprietary bispecific technology. The collaboration encompasses up to 11 independent programs (the “Programs”), all of which were in very early stages of development at inception, with no indications identified, and only a few candidates identified, none of which had reached program selection. In addition, Incyte has the ability to drop and replace individual programs.

Under the terms of the collaboration and license agreement, the Company granted Incyte a license to its proprietary technology to develop, manufacture and commercialize the Programs in their contractually defined territories as well as an option to extend the research term under certain circumstances. The Company also participates in various JSCs during the whole term of the arrangement.

IAS 18

IAS 18 distinguishes between revenue from the sale of goods, revenue from the rendering of services and revenue from the use by others of the entity’s assets yielding interest, royalties and dividends. However, IAS 18 does not include guidance that specifically addresses the complexity and economic substance of arrangements like the collaboration and license agreement, which is a component of the Incyte Agreements.

The collaboration and license agreement with Incyte consists of multiple elements, including a transfer of the license, JSC services, an option to extend research term as well as a $120 million upfront payment, a premium on the common shares sold under the share subscription agreement, milestones, royalties and reimbursements for the JSC services during the research term, and if applicable, during the commercialization period. In the absence of specific guidance related to such arrangements with multiple separate components, the Company analogized to various sections of IAS 18 to apply the accounting treatment that best reflects the economics of the transaction. To reflect in the accounting the various separate components the following IAS 18 concepts and paragraphs were considered:

•	Risk and rewards – paragraph 14 of IAS 18

During the commercialization phase, the Company retains a residual interest in the license in the form of future sale milestones and royalties, which, under IAS 18, indicate the Company’s continuing exposure to significant risks and rewards of the license ownership. If Incyte is successful at obtaining regulatory approval and commercializing a product, the Company will receive additional compensation. If certain risks materialize in the future and Incyte fails to commercialize any product, the Company will not receive any additional compensation. During both the research term and the commercialization phase, the Company is exposed to risks and rewards based on the performance of the asset (i.e. the license) under the arrangement.

•	Continuing managerial involvement – paragraph 14 of IAS 18

Although the continuing managerial involvement concept in paragraph 14 of IAS 18 relates specifically to revenue from the sale of goods, KPMG Insights into IFRS (section 4.2.50.90-100) clarifies that the concept is also relevant to licensing arrangements where a licensor continues to provide services and a license does not have a stand-alone value without such services.

The Company currently participates in and is expected to participate in several JSCs not only during the research term but also, if Incyte is successful, during the commercialization phase of the arrangement. The JSCs provide strategic guidance and scientific oversight of the arrangement and programs that were in very early stages of development at inception. These activities represent the Company’s continuing managerial involvement during the whole arrangement, which is currently estimated at 21 years.

•	Economic benefits – paragraphs 7, 14, 20 and 29

Based on the discussion above, the economic benefits associated with the transaction, including the full-time equivalent based reimbursements for JSC services, milestones and royalties will flow to the Company during the entire arrangement term.

The Company also considered guidance in paragraph 25 and Illustrative Example 20 of IAS 18 and noted that the upfront payments can be recognized over the life of the agreement.

As a result, under IAS 18, Merus recognizes license revenue over the contractually arranged term of 21 years, a period which includes research, development and commercialization.

IFRS 15

IFRS 15 provides a more comprehensive and standardized framework for addressing revenue recognition issues, including complex arrangements like the Incyte Agreements. Under its five-step model, a performance obligation is satisfied and revenue is recognized when “control” of the promised good or service is transferred, either over time or at a point in time, to the customer.

In accordance with paragraph 22 and 27 of IFRS 15, at inception, the Company assessed the goods and services promised under the license and collaboration agreement and identified only one performance obligation to which the transaction price was allocated – a license to the Company’s proprietary technology combined with the JSC services during the research term (the “License Performance Obligation”). The transfer of the license and the JSC participation represented one combined performance obligation since they were not deemed distinct. As a result, under IFRS 15, revenue will be recognized as the Company satisfies the combined performance obligation, or over the nine-year research term, which is a period during which the Company has present enforceable obligation to provide JSC services.

The Company noted that its potential participation in the JSC or the license during the commercialization phase may represent a service or good promised to Incyte (paragraph 22 of IFRS 15). However, consistent with the guidance in paragraph 11 of IFRS 15, the Company has applied the standard to the duration of the contract to which the parties have present enforceable rights and obligations. Any potential goods and/or services during the period beyond the initial nine-year research term, including the license or the Company’s potential participation in any committees, are not considered to be present enforceable rights and obligations at inception of the arrangement because they are contingent upon receipt of regulatory approval; and therefore, subject to significant uncertainty. As a result, the license and potential participation in a JSC during the commercialization phase were not considered to represent a performance obligation under IFRS 15.

The Company also noted that a residual interest in the license in the form of sales milestones and royalties, as discussed above, would not represent a good or service promised or meet the definition of a performance obligation but rather variable consideration associated with performance obligations that will have been previously satisfied.

As a result, at the inception of the arrangement, the Company did not identify any performance obligations during the potential commercialization period for any of the 11 programs and will recognize revenue over the research term, which, as noted in the Company’s letter to the Staff dated September 25, 2018, is currently estimated at nine years.

Please do not hesitate to contact me at 508-308-3316 with any questions or further comments you may have regarding this response.

Sincerely,

/s/ John Crowley
John Crowley Chief Financial Officer

cc:	Ton Logtenberg, Chief Executive Officer, Merus N.V.

Peter B. Silverman, General Counsel, Merus N.V.

Peter N. Handrinos, Latham & Watkins LLP